Filed by Smurfit WestRock Limited

(Commission File No. 333-278185)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WestRock Company

(Commission File No. 001-38736)

smurfitkappa.com

Press Release

2 May: Smurfit Kappa Group plc (‘SKG’, 'Smurfit Kappa' or ‘the Group’) today announced a trading update for the 3 months to 31 March 2024.

Key Points:

•	Revenue of €2.7 billion
•	EBITDA of €487 million with an EBITDA margin of 18.0%
•	Continuing corrugated box volume growth as anticipated
•	Highly successful bond offering of US$2.75 billion
•	Smurfit WestRock integration planning progressing well

Tony Smurfit, Group CEO, commented:

“Smurfit Kappa Group has delivered a very strong first quarter. These results reflect the continuing benefits of our multi-year capital plans and the dedication and commitment of our people, providing the most sustainable and innovative packaging solutions for our customers.

“The Group reported revenue of €2.7 billion, EBITDA of €487 million and an EBITDA margin of 18.0%.

“Box demand has continued to improve with volume growth in Europe and the Americas of approximately 3% and 2% respectively.

“The Group recently announced the closure of a triple tranche bond offering, comprising $750 million notes due 2030, $1 billion due 2034 and $1 billion due 2054 at coupons of 5.200%, 5.438% and 5.777% respectively.

“Our integration planning with WestRock is progressing well and as expected. We remain on-track to complete the transaction in early July1.

“SKG has once again delivered. Due to our investment program in recent years and set against an improving industry backdrop with long-term positive structural trends, our combination with WestRock creates a global leader in innovative and sustainable packaging with a very exciting future for all stakeholders.”

1 Conditional upon regulatory approvals, shareholder approvals and satisfaction of other closing conditions.

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About Smurfit Kappa

Smurfit Kappa, a FTSE 100 company, is one of the leading providers of paper-based packaging solutions in the world, with approximately 47,000 employees in over 350 production sites across 36 countries and with revenue of €11.3 billion in 2023. We are located in 22 countries in Europe, 13 in the Americas and one in Africa. We are the only large-scale pan-regional player in Latin America. Our products, which are 100% renewable and produced sustainably, improve the environmental footprint of our customers.

With our proactive team, we relentlessly use our extensive experience and expertise, supported by our scale, to open up opportunities for our customers. We collaborate with forward-thinking customers by sharing superior product knowledge, market understanding and insights in packaging trends to ensure business success in their markets. We have an unrivalled portfolio of paper-based packaging solutions, which is constantly updated with our market-leading innovations.

This is enhanced through the benefits of our integration, with optimal paper design, logistics, timeliness of service, and our packaging plants sourcing most of their raw materials from our own paper mills.

We have a proud tradition of supporting social, environmental and community initiatives in the countries where we operate. Through these projects we support the UN Sustainable Development Goals, focusing on where we believe we have the greatest impact.

Follow us on LinkedIn, Twitter, Facebook, YouTube.
smurfitkappa.com

Contacts

Ciarán Potts	Melanie Farrell
Smurfit Kappa	FTI Consulting
T: +353 1 202 71 27	T: +353 86 401 5250
E: ir@smurfitkappa.com	E: smurfitkappa@fticonsulting.com

Important Additional Information

Neither this announcement nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons into whose possession this announcement or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations.

This announcement has been prepared for the purpose of complying with the applicable law and regulation of the United Kingdom, the United States and Ireland and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of jurisdictions outside the United Kingdom, the United States or Ireland.

Subject to the Market Abuse Regulation and the UK Financial Conduct Authority (the “FCA”) Disclosure Guidance and Transparency Rules and the UK Listing Rules, the delivery of this announcement shall not create any implication that there has been no change in the affairs of Smurfit Kappa since the date of this announcement or that the information in this announcement is correct as at any time subsequent to its date.

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Additional Information about the Proposed Combination and Where to Find It

In connection with the proposed combination (the “Combination”) of Smurfit Kappa Group plc (“Smurfit Kappa”) and WestRock Company (“WestRock”), the entity which will ultimately own the combined businesses of Smurfit Kappa and WestRock following the Combination (“Smurfit WestRock”) has filed a registration statement on Form S-4 (Reg. No. 333-278185) (as amended and as may be further amended from time to time) (the "US Registration Statement") with the U.S. Securities and Exchange Commission (the "SEC"). The US Registration Statement includes a prospectus relating to the offer and sale of the shares of Smurfit WestRock (the “Smurfit WestRock Shares”) to WestRock stockholders pursuant to the Combination that will be registered pursuant to the US Securities Act of 1933, as amended (the "US Securities Act"). The US Registration Statement was declared effective by the SEC on 26 April 2024. In addition, on 26 April 2024, WestRock filed a separate definitive proxy statement with the SEC with respect to the special meeting of WestRock stockholders in connection with the Combination (as it may be amended or supplemented from time to time, the "Proxy Statement"). WestRock commenced mailing of the Proxy Statement to WestRock stockholders on or about 1 May 2024. Smurfit Kappa will also publish a shareholder circular approved by the FCA, which will be sent to Smurfit Kappa’s shareholders or otherwise made available in accordance with Smurfit Kappa’s articles of association and the UK Listing Rules. Smurfit WestRock will publish a prospectus approved by the FCA, which will be made available in accordance with Rule 3.2 of the UK Prospectus Regulation Rules (the “UK listing prospectus”). This announcement is not a substitute for any registration statement, proxy statement/prospectus, UK listing prospectus or other document Smurfit Kappa, WestRock and/or Smurfit WestRock have filed or may file with the SEC or applicable securities regulators in the United Kingdom and Ireland in connection with the Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF SMURFIT KAPPA AND WESTROCK ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE PROXY STATEMENT, THE SHAREHOLDER CIRCULAR AND THE UK LISTING PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM AND IRELAND, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE COMBINATION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SMURFIT KAPPA, WESTROCK, SMURFIT WESTROCK, THE COMBINATION AND RELATED MATTERS. The US Registration Statement, Proxy Statement and other documents filed by Smurfit Kappa, WestRock and Smurfit WestRock with the SEC, when filed, are available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by WestRock online at ir.westrock.com/ir-home/, upon written request delivered to 1000 Abernathy Road, Atlanta, Georgia or by calling (770) 448-2193, and are able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder circular, UK listing prospectus and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom and Ireland by Smurfit WestRock or Smurfit Kappa online at www.smurfitkappa.com/investors, upon written request delivered to Beech Hill, Clonskeagh, Dublin 4, D04 N2R2, Ireland or by calling +353 1 202 7000. The information included on, or accessible through, Smurfit Kappa’s or WestRock’s website is not incorporated by reference into this announcement.

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This announcement is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This announcement is not a solicitation of proxies in connection with the Combination. However, under SEC rules, Smurfit Kappa, WestRock, Smurfit WestRock, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the Combination.

Information about (i) WestRock’s directors is set forth in the section entitled “Board Composition” on page 8 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001732845/000119312523293896/d862309ddef14a.htm) and (ii) WestRock’s executive officers is set forth in the section entitled “Executive Officers” on page 141 of WestRock’s Annual Report on Form 10-K (the “WestRock 2023 Annual Report”) filed with the SEC on November 17, 2023 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001732845/000095017023064855/wrk-20230930.htm). Information about the compensation of WestRock’s directors is set forth in the section entitled “Director Compensation” starting on page 19 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001732845/000119312523293896/d862309ddef14a.htm) and on WestRock’s current report on Form 8-K filed with the SEC on December 15, 2023 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001732845/000095014223002987/eh230430357_8k.htm). Information about the compensation of WestRock’s executive officers is set forth in the section entitled “Executive Compensation Tables” starting on page 38 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001732845/000119312523293896/d862309ddef14a.htm). Transactions with related persons (as defined in Item 404 of Regulation S-K promulgated under the Securities Act of 1933, as amended) are disclosed in the section entitled “Certain Relationships and Related Person Transactions” on page 20 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001732845/000119312523293896/d862309ddef14a.htm). Information about the beneficial ownership of WestRock’s securities by WestRock’s directors and named executive officers is set forth in the section entitled “Beneficial Ownership of Common Stock” starting on page 53 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001732845/000119312523293896/d862309ddef14a.htm). As of January 29, 2024, none of the participants (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) owned more than 1% of shares of common stock, par value $0.01 per share, of WestRock.

Information about Smurfit Kappa’s directors and executive officers is set forth in the section entitled “Board of Directors,” starting on page 112 of Smurfit Kappa’s 2023 Annual Report (the “Smurfit Kappa 2023 Annual Report”) published on Smurfit Kappa’s website on March 15, 2024 (and available at https://www.smurfitkappa.com/us/investors/reports-and-presentations) which was filed with the FCA in the United Kingdom on March 15, 2023 and Euronext Dublin in Ireland on March 15, 2023. Information about the compensation of Smurfit Kappa executive officers and directors is set forth in the remuneration report starting on page 129 of the Smurfit Kappa 2023 Annual Report (and available at https://www.smurfitkappa.com/us/investors/reports-and-presentations). Transactions with related persons (as defined under Paragraph 24 of the International Accounting Standards) are disclosed in the subsection entitled “Related Party Transactions” to the section entitled “Notes to the Consolidated Financial Statements,” on pages 219 and 223 of the Smurfit Kappa 2023 Annual Report (and available at https://www.smurfitkappa.com/us/investors/reports-and-presentations). Information about the beneficial ownership of Smurfit Kappa’s securities by Smurfit Kappa’s directors and executive officers is set forth in the section entitled “Executive Directors’ Interests in Share Capital at 31 December 2023,” on page 147 of the Smurfit Kappa 2023 Annual Report (and available at https://www.smurfitkappa.com/us/investors/reports-and-presentations). Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Combination will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

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Information about the expected beneficial ownership of Smurfit WestRock securities by the individuals who are expected to be executive officers and directors of Smurfit WestRock at Completion is set forth in the section entitled “Security Ownership of Certain Beneficial Holders, Directors and Management of Smurfit WestRock” beginning on page 279 of each of the US Prospectus (available at https://www.sec.gov/Archives/edgar/data/2005951/000110465924052947/tm243828-17_424b3.htm) and the Proxy Statement (available at https://www.sec.gov/Archives/edgar/data/1732845/000110465924053001/tm243828-20_defm14a.htm). Information required by Item 402 of the SEC's Regulation S-K with respect to the executive officers of Smurfit WestRock, as well as a description of certain post-Completion compensation arrangements that are expected to apply to the executive officers who served as executives of Smurfit Kappa during Smurfit Kappa's fiscal year 2023, is set forth in the section entitled “Executive Compensation” beginning on page 327 of each of the US Prospectus (available at https://www.sec.gov/Archives/edgar/data/2005951/000110465924052947/tm243828-17_424b3.htm) and the Proxy statement (available at https://www.sec.gov/Archives/edgar/data/1732845/000110465924053001/tm243828-20_defm14a.htm).

Forward-Looking Statements

This announcement contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally include statements regarding the Combination between WestRock and Smurfit Kappa, including any statements regarding the Combination and the listing of Smurfit WestRock, the rationale and expected benefits of the Combination (including, but not limited to, synergies), and any other statements regarding WestRock’s and Smurfit Kappa’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms or other variations or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions, but not all forward-looking statements include such identifying words.

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Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the Combination may not be satisfied; the occurrence of any event that can give rise to termination of the Combination; a regulatory approval that may be required for the Combination is delayed, is not obtained in a timely manner or at all or is obtained subject to conditions that are not anticipated; Smurfit Kappa is unable to achieve the synergies and value creation contemplated by the Combination; Smurfit WestRock’s availability of sufficient cash to distribute to its shareholders in line with current expectations; Smurfit Kappa is unable to promptly and effectively integrate WestRock’s businesses; management’s time and attention is diverted on issues related to the Combination; disruption from the Combination makes it more difficult to maintain business, contractual and operational relationships; credit ratings decline following the Combination; legal proceedings are instituted against Smurfit Kappa or WestRock; Smurfit Kappa or WestRock are unable to retain or hire key personnel; the announcement or the consummation of the Combination has a negative effect on the market price of the capital stock of Smurfit Kappa or WestRock or on Smurfit Kappa or WestRock’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in Ireland, the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent Irish, U.S. or U.K. administrations; the ability of Smurfit Kappa or WestRock to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets; actions by third parties, including government agencies; the risk that disruptions from the Combination will harm Smurfit Kappa’s or WestRock’s business, including current plans and operations; certain restrictions during the pendency of the Combination that may impact Smurfit Kappa’s or WestRock’s ability to pursue certain business opportunities or strategic transactions; Smurfit Kappa’s or WestRock’s ability to meet expectations regarding the accounting and tax treatments of the Combination; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Smurfit Kappa’s reports available on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on its website at https://www.smurfitkappa.com/investors; and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in the Smurfit Kappa 2023 Annual Report (and available at https://www.smurfitkappa.com/us/investors/reports-and-presentations). These risks, as well as other risks associated with the Combination, will be more fully discussed in the proxy statement/prospectus, the shareholder circular, the UK listing prospectus and the other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom. The list of factors presented here should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. Except as required by law, none of Smurfit Kappa, WestRock or Smurfit WestRock assume any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

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The forward-looking statements in this announcement do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007. Nothing in this announcement should be construed as a profit estimate or profit forecast. No statement in this announcement, including statements regarding the potential effect of the Combination on cash flows and capital returns should be interpreted to mean that cash flows or capital returns of Smurfit Kappa, WestRock or Smurfit WestRock for the current or future financial years will necessarily match or exceed the historical cash flows or capital returns of Smurfit Kappa or WestRock.

Completion of the Combination will be subject to the satisfaction or waiver of several conditions. Consequently, there can be no certainty that the completion of the Combination will be forthcoming.

This announcement is not a prospectus for the purposes of the UK Prospectus Regulation Rules or the EU Prospectus Regulation.

The contents of this announcement are not to be construed as legal, business or tax advice. Each shareholder should consult its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice, respectively.

Except as explicitly stated in this announcement, none of the contents of Smurfit Kappa’s or WestRock’s websites, nor any website accessible by hyperlinks on Smurfit Kappa’s or WestRock’s websites, is incorporated in or forms part of, this announcement.

No Offer of Securities

This announcement does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to sell, dispose of, purchase, acquire or subscribe for, any security, including any Smurfit WestRock Shares to be issued to the shareholders of Smurfit Kappa and WestRock stockholders in connection with the Combination. In particular, the issuance of the Smurfit WestRock Shares in connection with the Combination to the shareholders of Smurfit Kappa has not been, and is not expected to be, registered under the US Securities Act or the securities laws of any other jurisdiction. The Smurfit WestRock Shares to be issued in connection with the Combination to the shareholders of Smurfit Kappa will be issued pursuant to an exemption from the registration requirements provided by Section 3(a)(10) of the US Securities Act based on the approval of the proposed scheme of arrangement under section 450 of the Irish Companies Act 2014 (the “Scheme”) to effect the share exchange under the terms of the definitive transaction agreement dated 12 September (between Smurfit Kappa and WestRock) by the Irish High Court. Section 3(a)(10) of the US Securities Act exempts securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the fairness of the terms and conditions of the issuance and exchange of the securities have been approved by any court or authorised governmental entity, after a hearing upon the fairness of the terms and conditions of the exchange at which all persons to whom securities will be issued have the right to appear and to whom adequate notice of the hearing has been given. In determining whether it is appropriate to authorise the Scheme, the Irish High Court will consider at the hearing of the motion to sanction the Scheme under Section 453 of the Irish Companies Act (the “Irish Court Hearing”) whether the terms and conditions of the Scheme are fair to Scheme shareholders. The Irish High Court will fix the date and time for the Irish Court Hearing. If the Irish High Court approves the Scheme, its approval will constitute the basis for the Smurfit WestRock Shares to be issued without registration under the US Securities Act in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of the US Securities Act.

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First Quarter 2024 Trading Update | Smurfit Kappa

MAY 02, 2024

First Quarter 2024 Trading Update

Smurfit Kappa Group plc (‘SKG’, 'Smurfit Kappa' or ‘the Group’) today announced a trading update for the 3 months to 31 March 2024.

Key Points:

Revenue of €2.7 billion

EBITDA of €487 million with an EBITDA margin of 18.0%

Continuing corrugated box volume growth as anticipated

Highly successful bond offering of US$2.75 billion

Smurfit WestRock integration planning progressing well

Tony Smurfit, Group CEO, commented:

“Smurfit Kappa Group has delivered a very strong first quarter. These results reflect the continuing benefits of our multi-year capital plans and the dedication and commitment of our people, providing the most sustainable and innovative packaging solutions for our customers.

https://www.smurfitkappa.com/us/newsroom/2024/first-quarter-2024-trading-update	Page 1 of 6

First Quarter 2024 Trading Update | Smurfit Kappa

“The Group reported revenue of €2.7 billion, EBITDA of €487 million and an EBITDA margin of 18.0%.

“Box demand has continued to improve with volume growth in Europe and the Americas of approximately 3% and 2% respectively.

“The Group recently announced the closure of a triple tranche bond offering, comprising $750 million notes due 2030, $1 billion due 2034 and $1 billion due 2054 at coupons of 5.200%, 5.438% and 5.777% respectively.

“Our integration planning with WestRock is progressing well and as expected. We remain on-track to complete the transaction in early July .

“SKG has once again delivered. Due to our investment program in recent years and set against an improving industry backdrop with long-term positive structural trends, our combination with WestRock creates a global leader in innovative and sustainable packaging with a very exciting future for all stakeholders.”

Register for webcast

The Group’s senior management team will host a webcast for analysts and institutional investors at 08.00 BST (03.00 EDT) on this date.

Registration for the webcast is available below. Select “Attend” to enter registration details.

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First Quarter 2024 Trading Update | Smurfit Kappa

PRODUCTS

Packaging

Bag-in-Box packaging

Displays

Packaging machinery

Containerboard

Paper and board

Recycling

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First Quarter 2024 Trading Update | Smurfit Kappa

INNOVATION

Approach to innovation

R&D areas

R&D centres

Experience centres

Tools

Success Stories

SUSTAINABILITY

Sustainability Reporting

Approach to Sustainability

Planet

People

Impactful Business

Better Planet Packaging

FSC® Certificates

ABOUT US

At a glance

What we do

Vision and strategy

Ethics

Corporate governance

Our history

Open the future

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First Quarter 2024 Trading Update | Smurfit Kappa

INVESTORS

Latest results

Why invest in SKG

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AGM

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About

Blog

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First Quarter 2024 Trading Update | Smurfit Kappa

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© 2024 Smurfit Kappa

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